Exhibit 3.53

FOURTH

AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

FOR

LIQUID CONTAINER L.P.

This FOURTH AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP (“Agreement”) for LIQUID CONTAINER L.P. (the “Partnership”) is made and entered into as of the 1st day of February, 2004, by and among LIQUID CONTAINER INC., a Delaware corporation, as the managing general partner (the “Managing General Partner”); CPG-L HOLDINGS, INC., a Delaware corporation, as a general partner (“CPG-L Holdings”); WCK-L HOLDINGS, INC., a Delaware corporation, as a general partner (“WCK-L Holdings”); and the persons designated on Exhibit A attached hereto as limited partners. The foregoing persons listed as limited partners are herein sometimes referred to individually as a “Limited Partner” and collectively as the “Limited Partners.” Liquid Container Inc., CPG-L Holdings and WCK-L Holdings are herein sometimes referred to as the “General Partners” and individually as a “General Partner.” The General Partners and the Limited Partners are herein sometimes referred to individually as a “Partner” and collectively as the “Partners.” The terms “General Partner” and “Limited Partner” also include any person or entity which may in the future be admitted to the Partnership, in accordance with the terms of this Agreement, as a general partner or a limited partner, as the case may be.

Recitals:

A. On November 2, 1990, the Managing General Partner and Wayne C. Kocourek (“Kocourek”) formed the Partnership by executing an Agreement of Limited Partnership (the “Original Agreement”) and the Managing General Partner filed a Certificate of Limited Partnership with the Delaware Secretary of State on November 2, 1990.

B. Said Original Agreement was amended and restated as of December 18, 1990 by the Amended and Restated Agreement of Limited Partnership For Liquid Container L.P., and was further amended and restated pursuant to a Second Amended and Restated Agreement of Limited Partnership for Liquid Container L.P., dated as of November 15, 1994 and was further amended and restated pursuant to a Third Amended and Restated Agreement of Limited Partnership of Liquid Container L.P., dated as of May 11, 1998 (the “Third Amended Agreement”). The Third Amended Agreement was amended by a First Amendment thereto, dated as of January 2, 2004 (the “First Amendment”).

C. The parties desire to further amend the Third Amended Agreement, and to restate it as the Fourth Amended and Restated Agreement of Limited Partnership of Liquid Container L.P.

Agreement:

NOW, THEREFORE, in consideration of the mutual promises herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Third Amended Agreement is amended and restated to read in its entirety as follows:

1. General.

(a) Partners. Each of the parties listed on Exhibit A as a General Partner shall be a general partner of the Partnership, and each of the parties listed on Exhibit A as a Limited Partner shall be a limited partner of the Partnership. Limited Partners who are also full-time employees of the Partnership are sometimes referred to herein as “Employee Partners”.

(b) Registered Agent. The address of the Partnership’s registered office and the address of its registered agent in the State of Delaware is 1208 Orange Street, Wilmington, Delaware 19805. The name of the Partnership’s registered agent at such address is The Corporation Trust Company. The provisions of this Section 1 (b) may be amended from time to time by the Managing General Partner without the consent of the Partners, provided that, upon any such amendment the Managing General Partner shall promptly give notice of such amendment to the Partners.

(c) Applicable Law. The Partnership shall be a limited partnership organized and existing under the Delaware Revised Uniform Limited Partnership Act, as amended (the “Act”). The Managing General Partner shall take such steps as are necessary to allow the Partnership to legally conduct business and maintain its status as a limited partnership formed under the laws of the State of Delaware and qualified to conduct business in any jurisdiction in which the Partnership does so.

(d) Incorporation of Recitals. The foregoing recitals are hereby incorporated into, adopted and made a part of this Agreement.

2. Purpose. The purpose of the Partnership shall be to operate (i) the business of Liquid Container Corp., an Illinois corporation which was acquired pursuant to an Asset Purchase Agreement, dated December 6, 1990; and (ii)such other related and incidental businesses as the Managing General Partner shall from time to time deem appropriate.

3. Certificate of Limited Partnership and Assumed Name. Each of the Partners and each assignee of a Partnership interest does hereby constitute and appoint the Managing General Partner its true and lawful attorney in fact, at any time to make, execute, sign, acknowledge, deliver, file, record, amend or cancel certificates of limited partnership, certificates for conducting business under an assumed name, such other instruments as may be required under the laws of the State of Delaware and any other state, and any other appropriate governmental or municipal authority in connection with the formation, operation or termination of a limited partnership or the business to be conducted by the Partnership, and such other instruments as may be required to carry out the Managing General Partner’s rights and duties under this Agreement. The Partners acknowledge that such power of attorney is coupled with an interest and shall be irrevocable during the term of the Partnership.

4. Term of Partnership.

The term of the Partnership commenced on the date the Certificate of Limited Partnership was filed for record in the Office of the Secretary of State of Delaware and shall continue until December 31, 2050 unless sooner terminated as provided in this Agreement.

5. Capital Contributions.

(a) Capital Contributions. Each of the Partners who is a party to the Fourth Amended Agreement has contributed to the capital of the Partnership the amount set forth opposite his or its name on Exhibit A hereto.

(b) Sale of Additional Interests in the Partnership. The Managing General Partner shall have the right from time to time to cause the Partnership to issue “Units” (as defined in Section 6(a)) in excess of the number authorized pursuant to Section 6(a) or warrants or options therefor (collectively, “Additional Units”) in its sole discretion, such Additional Units having such attributes and to be issued at such price and upon such terms as the Managing General Partner shall determine in its sole discretion. Without limiting the foregoing, such price and terms may differ in any and all respects from the price and terms at which the Units were issued or sold to the Partners hereunder and may create preferences and priorities in favor of the purchasers of such Additional Units. The Managing General Partner shall do all things necessary to comply with the Act and is authorized and directed to do all things the Managing General Partner deems to be necessary or advisable in connection with any such issuance of Additional Units. Subject to the last sentence of this Section 5(b), in the event the Managing General Partner proposes to issue Additional Units to any person or entity, except as otherwise provided in this paragraph (b), each Partner shall have the right to purchase Additional Units in proportion to its interests under Section 6(b), all for the same price and upon the same terms for such proposed issuance as the price and terms of such Additional Units determined by the Managing General Partner. The Managing General Partner shall give written notice to each Partner at least thirty (30) days prior to the issuance of such Additional Units. Each Partner who intends to purchase a portion of the Additional Units shall (within ten (10) days of receipt of such written notice from the Managing General Partner) deliver written notice of such intention to the Managing General Partner. The failure of a Partner to give such a notice of his or its intention to purchase Additional Units shall be deemed to be a waiver of such Partner’s right to purchase Additional Units. The closing of the purchase of such Additional Units shall be held at such time and place as the Managing General Partner shall determine. The foregoing notwithstanding, no Partner shall have any such right to purchase Additional Units with respect to Additional Units, (i) issued to full-time employees or proposed full-time employees of the Partnership or the Managing General Partner (exclusive of Charles P. Gallagher (“Gallagher”)) and Kocourek; (ii) issued in connection with a public offering of Units for which a Registration Statement is filed under the Securities Act of 1933, as amended; (iii) issued in connection with a merger or consolidation of the Partnership (other than with an Affiliate, as defined in Section 19(b)(i), of the Partnership) or of any of its subsidiaries or the purchase of all or substantially all of the assets of an entity (other than an entity which is an Affiliate of the Partnership); or (iv) issued in connection with the sale of debt securities of the Partnership or of any of its subsidiaries unless such Partner also purchases the debt securities proposed to be sold in connection with the issuance of such Additional Units.

6. Units and Distributions.

(a) Units. The interests of the Partners in the Partnership shall be represented by “Units”. There shall be initially authorized 1,000,000 Units. The number of Units owned by each Partner shall be listed opposite such Partner’s name on Exhibit A hereto. By reason of the application of Sections 5(b), 8 and 9, the attributes of each Unit may or may not be identical.

(b) Distributions. Partnership distributions shall be payable pro rata to the holders of Units.

(c) Certificates. In the discretion of the Managing General Partner, the Partnership may issue certificates representing the Units. If the Partnership shall do so, Units may be transferred only upon the transfer of the certificates represented thereby, duly endorsed, and the Partnership shall maintain a ledger on which the ownership of all Units, and all transfers of Units, shall be recorded, and no transfer of Units shall be effective as against the Partnership unless such transfer is recorded on such ledger. All such certificates, if any, shall bear a legend indicating the restrictions on transfer imposed by this Agreement in such form as the Managing General Partner shall designate.

(d) Restrictions on Issuance. No Units (or other class of partnership interests) shall be issued by the Partnership without the consent of the Managing General Partner.

7. Time and Nature of Distributions. The Managing General Partner shall have the right to determine whether, and to what extent, distributions shall be made by the Partnership to the Partners under Sections 6(b) and 20(b)(ii). No Partner shall be entitled to a return of its capital contribution, if any, except in accordance with the provisions of this Agreement or after dissolution and liquidation of the Partnership. It is not contemplated that distributions in kind will be made during the term of the Partnership except after dissolution, but such distributions may be made if, in the discretion of the Managing General Partner, it is deemed in the best interests of the Partnership that a distribution in kind be made in lieu of cash. The Partnership may not make distributions pursuant to Section 6 to the extent the Partnership has covenanted with its lenders that it will not do so.

8. Distributions with Respect to Tax.

(a) This Section 8 shall apply notwithstanding other provisions of this Agreement relating to the timing of distributions. Distributions under this Section 8 shall be applied as distribution offsets against and in reduction of distributions to be made under such Sections 6(b) and 20(b)(ii). Distributions subsequently made under Sections 6(b) and 20(b)(ii) shall be made in such manner as best eliminates any disparities in priority of distributions caused by distributions under this Section 8.

(b) At least five (5) business days before each date prescribed by the Internal Revenue Code of 1986, as amended (the “Code”) for a Partner to pay quarterly installments of estimated tax, the Partnership shall distribute to such Partner an amount of cash equal to the portion of such Partner’s Estimated Permitted Tax Amount attributable to such quarter, as determined by the Managing General Partner. If the aggregate amount of such distributions with respect to any taxable year of the Partnership is less than the Permitted Tax Amount for such taxable year, the Partnership shall distribute an amount of cash equal to the balance of such Partner’s Permitted Tax Amount. The Partnership shall use its best efforts to make such distribution before the dates prescribed by law (without extensions) to file income tax returns. If the aggregate amount of such distributions with respect to any taxable year of the Partnership exceeds such Partner’s Permitted Tax Amount for such taxable year, the amount of such excess shall be deducted from the next following distribution made pursuant to this Section 8 (and any other following distributions until such excess has been fully deducted from such distributions).

(c) A Partner’s “Permitted Tax Amount” for a taxable year shall be the federal, state, local and foreign income taxes which are payable by such Partner for such taxable year, taking into account, at the highest marginal income tax rates (determined without regard to tax rate or tax benefit “make-up” provisions, such as Section 11(b)(l) (last sentence) and Section 151(d)(3) of the Code and determined without regard for the federal alternative minimum tax), only such Partner’s flow-through items from the Partnership for such year and the deductibility or creditability of the resulting taxes against each other.

(d) Appropriate adjustment to the determination of the amounts and times of distributions under this Section 8 shall be made for Partners that are flow-through entities and for differences in taxable years between a Partner and the Partnership.

(e) The Permitted Tax Amounts of the Partners shall be determined initially by the Managing General Partner on the basis of figures set forth on IRS Form 1065 and similar state, local or foreign forms filed by the Partnership, and other available information, but shall be subject to subsequent adjustment pursuant to audit, litigation, settlement, amended return, or the like.

(f) A Partner’s “Estimated Permitted Tax Amount” for a taxable year shall be such Partner’s Permitted Tax Amount for such taxable year as estimated from time to time by the Managing General Partner. In making such estimate, the Managing General Partner shall take into account amounts shown on IRS Form 1065 and similar state, local or foreign forms filed by the Partnership for the preceding taxable year and other adjustments as in the reasonable business judgment of the Managing General Partner are necessary or appropriate to reflect the estimated operations of the Partnership for the taxable year.

(g) Any withholding tax required under the Code to be withheld by the Partnership with respect to a Partner shall be treated as a distribution to such Partner under this Section 8. To the extent deemed distributions under this Section 8(g) cause the aggregate amount of distributions to a Partner under Section 8 to exceed the amount of distributions such Partner otherwise would be entitled to under Section 8 (disregarding this Section 8(g)), then the amount of such excess shall be deducted from the next following actual distribution made to such Partner pursuant to this Section 8 and any other following actual distributions to such Partner, until such excess has been fully deducted from such distributions.

(h) Determinations under this Section 8 made reasonably and in good faith by the Managing General Partner shall be conclusive. In making such determinations the Managing General Partner shall be entitled to make reasonable assumptions and estimates in pursuit of convenience of administration.

(i) The Partnership’s obligations under this Section 8 shall be suspended during any period in which the Partnership is prohibited, under the terms of its loan agreements, from making distributions under this Section 8, but not otherwise.

9. Special Distributions to Managing General Partner.

(a) At such times as the Managing General Partner becomes obligated to make payments on account of the purchase price of its shares of stock pursuant to Article III of the Principal Securityholders Agreement among the Managing General Partner, Gallagher, Kocourek, certain members of their respective Families, dated December 18, 1990, as amended (the “Principal Securityholders Agreement”), subject to Section 19(i) the Partnership shall make distributions therefor to the Managing General Partner. The aggregate amount of the distributions shall be equal to one-half of the fair market value of the Managing General Partner’s interest in the Partnership as of the “Valuation Date” (defined in the Principal Securityholders Agreement), which fair market value shall be determined in accordance with Article III of the Principal Securityholders Agreement. For the purposes of computing said fair market value, all authorized Units (whether or not actually outstanding) shall be deemed to be outstanding and the contributions therefor as set forth in Exhibit A shall be deemed to have been made.

(b) The distributions under Section 9(a) shall be applied as distribution offsets against and in reduction of the next distributions to be made to the Managing General Partner under Sections 6(b) and 20(b)(ii).

(c) At the time each distribution under Section 9(a) is, pursuant to Section 9(b), applied against and in reduction of another distribution, such other distribution shall be further reduced by an amount equal to the amount determined by applying to the amount of such distribution under Section 9(a) so applied an annual rate of 10%, compounded semiannually, for the period of time from such distribution under Section 9(a) to the application, under Section 9(b), of such distribution against such other distribution.

10. Allocations.

(a) Partnership items of income, gain, loss, deduction, basis adjustment, and the like for any taxable year shall be allocated among the Partners for tax purposes in the manner, in accordance with law, determined by the Managing General Partner.

(b) Where there is a change in the holders of Partnership interests, in the respective holdings of Partnership interests, or in the respective rights or duties appurtenant to Partnership interests (caused, e.g., by a transfer, issuance, retirement or modification of a Partnership interest), allocations under Section 10(a) for a taxable year among the persons who are or were holders of Partnership interests shall be made in the manner determined by the Managing General Partner to be required by the Code, and if the Managing General Partner determines that more than one method is permitted, then by the method that the Managing General Partner determines is best, taking into account both the desire to match income and distributions and ease of administration.

(c) Nothing in this Section 10 shall be construed to cause, or to permit or require the Partnership, the Managing General Partner, or any other person to cause, any adjustment to the rights or duties of the Partners or the Partnership relating to contributions, distributions, liabilities to third parties, or the like.

(d) For purposes of Treas. Reg. § 1.752-lT(e)(3)(ii)(C), relating to allocation of nonrecourse liabilities of the Partnership among the Partners for purposes of allocating nonrecourse deductions, each Partner’s interest in partnership profits shall be in accordance with such Partner’s interest under Section 6(b)(iii).

11. Miscellaneous Tax Matters.

(a) All tax and accounting determinations shall be made reasonably and in good faith by the Managing General Partner for the benefit of all Partners.

(b) The Managing General Partner, in its discretion, may make or decline to make, or may revoke or seek to revoke, any election which the Partnership may make under the tax laws, including the election provided by section 754 of the Code.

(c) Unless otherwise required by law, the tax matters partner within the meaning of section 6231(a)(7) of the Code shall be the Managing General Partner.

(d) In the event that any Illinois Personal Property Tax Replacement Income Tax imposed upon the Partnership is reduced by reason of the membership in the Partnership of any Partner, no part of the expense of the Partnership for such tax shall be allocated to such Partner, and an amount equal to the reduction attributable to such Partner shall be distributed to such Partner. Such distribution shall be made under principles similar to the principles set forth in Section 8 (relating to distributions with respect to tax and estimated tax) other than subsection (a) thereof. Similar principles shall apply in the event other similar taxes are imposed on the Partnership as an entity.

12. Minimum Interests and Contribution Obligations of General Partners.

(a) Notwithstanding anything to the contrary that may be expressed or implied in this Agreement: (i) the interests of all of the General Partners, taken together, in each item of Partnership income, gain, loss, deduction, or credit shall be equal to at least one percent (1.0%) of each such item at all times during the existence of the Partnership; in determining the General Partners’ interests in such items, limited partnership interests owned by the General Partners shall be taken into account; and (ii) upon the dissolution and termination of the Partnership, the General Partners shall contribute to the Partnership an amount equal to the lesser of (x) the deficit balances in their capital accounts and (y) the excess of 1.01 percent (1.01%) of the total capital contributions of the limited partners over the capital previously contributed by the General Partners.

(b) If adjustments to the allocations, distribution rights, or contribution obligations otherwise provided in this Agreement are required to be made to implement the provisions of this Section 12, such adjustments “shall be made in the manner determined by the Managing General Partner. If adjustments are made under this Section 12 for any taxable year, then, as soon as possible in subsequent taxable years, further adjustments to allocations, distribution rights, and contribution obligations (“reversal adjustments”) shall be made in the manner determined by the Managing General Partner to the extent, and only to the extent, necessary to reverse to the extent, possible the cumulative effects of prior adjustments made under this Section 12, except that no reversal adjustments shall be made to the extent they would have the effect of causing the allocation of Partnership items or the contribution obligations of the General Partners not to be in compliance with Section 12(a) at all times.

(c) In making or declining to make adjustments under this Section 12, the Managing General Partner shall construe the provisions of this Section 12 by taking into account the advance ruling policy of the Internal Revenue Service with respect to the matters addressed in Section 12(a).

13. Management.

(a) The Managing General Partner shall exclusively manage the properties, business and affairs of the Partnership. All decisions relating to the management and control of the conduct of the business of the Partnership, including, but not limited to, decisions relating to acquisitions of additional businesses, distributions to the Partners (except to the extent otherwise provided in this Agreement), opening of bank accounts, refinancing of Partnership obligations, encumbering of Partnership property and selection of attorneys, accountants, appraisers and agents, shall be made by the Managing General Partner, provided that the day-to-day administration of the business of the Partnership may be in the hands of managing agents, employees or officers designated by the Board of Directors of the Managing General Partner, who need not be Partners. No person dealing with the Managing General Partner shall be required to determine the Managing General Partner’s authority to make any undertaking on behalf of the Partnership or to determine any fact or circumstance bearing upon the existence of such authority.

(b) The Managing General Partner agrees to devote such time to the business of the Partnership as shall be necessary to further the Partnership business. The Partnership shall reimburse or assume any reasonable expenses or liabilities paid or incurred by the Managing General Partner for or on behalf of the Partnership, including, but not limited to, pre-organization expenses of the Partnership and all payroll, corporate overhead, travel, legal, accounting, consulting, and other expenses incurred by the Managing General Partner on behalf of or for the benefit of the Partnership in its management of the Partnership.

(c) The Managing General Partner may: open Partnership bank accounts; draw checks on the Partnership bank accounts; designate persons authorized to draw checks thereon; lease Partnership assets; purchase or sell Partnership assets; make, deliver and accept commercial paper, borrow money; guarantee obligations; utilize collateral owned by the Partnership for the foregoing purposes; and do all acts and things which may, in its judgment, be necessary or advisable to carry out the business of the Partnership, except to the extent prohibited by the Act.

(d) The Partnership may enter into any contract with any person, firm or corporation, whether or not such person, firm or corporation is a Partner or is related or affiliated in any manner or respect, directly or indirectly, to or with any Partner, but notwithstanding any provision of this Agreement to the contrary, any contract with a Partner, or any person related to or affiliated with a Partner, shall be on terms (including quality, where applicable) and prices which could have been obtained from unaffiliated third parties. No General Partner, nor Gallagher, nor Kocourek, shall be required to submit any investment opportunities to the Partnership for purposes of possible acquisition by the Partnership. The General Partners, Gallagher, and Kocourek may each engage in business ventures other than the Partnership, other than business ventures which compete with the business of the Partnership. The Managing General Partner shall not be required to devote full time to the business of the Partnership.

(e) The Limited Partners, as limited partners, shall in no way participate in the management and control of the conduct of the Partnership business and shall have no right, power or authority to act on behalf of or in the name of the Partnership, or at any time bind the Partnership. A limited Partner shall not be deemed to participate in the management or control of the business by virtue of possessing or exercising any of the rights or powers of the Limited Partners hereunder.

(f) The Managing General Partner may cause the Partnership to enter into Securityholder Agreements with each of the Partners, and may amend any of such documents, on such terms and conditions as the Managing General Partner shall deem appropriate.

14. Liability and Indemnification.

(a) Exculpation. No General Partner (and no successor or assignee of a General Partner), and no director, officer, employee or agent of the Partnership or a General Partner (or a successor or assignee of a General Partner), shall be liable to the Partnership or any other Partner for any expenses, damages or losses arising out of the performance of its or his duties for the Partnership other than those expenses, damages or losses directly attributable to such entity’s or person’s not acting in good faith and in a manner that he or it reasonably believed to be in or not opposed to the best interests of the Partnership.

(b) Indemnification.

(i) The Partnership shall indemnify any person or entity who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Partnership or the Partners generally) by reason of the fact that he or it is or was a General Partner (or successor or assignee of a General Partner), director, officer, employee or agent of the Partnership or a General Partner (or successor or assignee of a General Partner), or is or was serving at the request of the Partnership as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or it in connection with such action, suit or proceeding if (A) such person or entity acted in good faith and in a manner that he or it reasonably believed to be in or not opposed to the best interests of the Partnership, and (B) with respect to any criminal action or proceeding, had no reasonable cause to believe his or its conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person or entity did not act in good faith and in a manner which he or it reasonably believed to be in or not opposed to the best interest of the Partnership, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or its conduct was unlawful.

(ii) The Partnership may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Partnership or the Partners generally to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Partnership or a General Partner (or a successor or assignee of a General Partner), or is or was serving at the request of the Partnership as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he .acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Partnership and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Partnership unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

(iii) To the extent that a General Partner (or successor or assignee of a General Partner), director, officer, employee or agent of the Partnership or a General Partner (or successor or assignee of a General Partner) has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in paragraphs (i) or (ii) of this Section 14(b), or in defense of any claim, issue or matter therein, he or it shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or it in connection therewith.

(iv) Any indemnification under paragraphs (i) and (ii) of this Section 14(b) (unless ordered by a court) shall be made by the Partnership only as authorized in the specific case upon a determination that indemnification of the General Partner (or successor or assignee of the General Partner), director, officer, employee or agent is proper in the circumstances because he or it has met the applicable standard of conduct set forth in paragraphs (i) and (ii) of this Section 14(b). Such determination shall be made (A) by the Managing General Partner, or (B) if the Managing General Partner so directs, or, if the Managing General Partner is a party to such action, suit or proceeding, by independent legal counsel in a written opinion.

(v) Expenses incurred by a General Partner (or successor or assignee of a General Partner), or a director, officer, employee or agent of the Partnership or a General Partner (or successor or assignee of a General Partner) in defending a civil or criminal action, suit or proceeding may, in (he discretion of the Managing General Partner, be paid by the Partnership in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such General Partner (or successor or assignee of such General Partner), or director, officer, employee or agent to repay such amount if it shall ultimately be determined that he or it is not entitled to be indemnified by the Partnership as authorized in this Section 14(b).

(vi) The indemnification and advancement of expenses provided by, or granted pursuant to, the other paragraphs of this Section 14(b) shall not be “deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any agreement, vote of disinterested Partners or otherwise, both as to action in bis or its official capacity and as to action in another capacity while holding such position, and shall continue as to any person or entity who has ceased to be a General Partner (or successor or assignee of a General Partner), director, officer, employee or agent of the Partnership or a General Partner (or successor or assignee of a General Partner) and shall inure to the benefit of the heirs, representatives, successors and assigns of such person or entity.

(vii) The Partnership shall have the power to purchase and maintain insurance on behalf of any person or entity who is or was a General Partner (or successor or assignee of a General Partner), director, officer, employee or agent of the Partnership or of a General Partner (or successor or assignee of a General Partner), or is or was serving at the request of the Partnership as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or it and incurred by such person or entity in any such capacity, or arising out of his or its status as such, whether or not the Partnership would have the power to indemnify such person or entity against such liability under this Section 14(b).

(viii) Reliance. The General Partners (and their successors and assignees), directors and officers of the Partnership or a General Partner (or its successors and assignees) may consult with counsel, accountants or other independent consultants in respect to Partnership affairs and be fully protected and justified in any action or inaction which is taken in accordance with the advice or opinion of such counsel, accountants or other independent consultants, provided that they shall have been selected with reasonable care.

15. Books and Records.

Full and complete books and records of the Partnership shall be kept and maintained at all times for the Partnership at its offices or, subject to the provisions of the Act, at such other place or places as the Managing General Partner may from time to time determine. The accountants for the Partnership shall be a firm of certified public accountants selected by the Managing General Partner. The Managing General Partner shall, in consultation with the Partnership’s accountants, determine the basis on which the Partnership books shall be maintained. The fiscal year of the Partnership shall be determined by the Managing General Partner consistent with the provisions of the Code.

16. Accounting.

As soon as practicable after the end of each fiscal year, an audit shall be made by the Partnership’s independent certified public accountants which shall cover the assets and liabilities of the Partnership and the capital of the Partners as of the last day of such fiscal year, the profits and losses for the year then ended and all other matters customarily included in such audit. As soon as practicable after the end of each fiscal year, the Managing General Partner shall cause the Partnership to furnish to each Partner, at the expense of the Partnership, a balance sheet, a statement of income and expenses, and a statement of Partner’s equity in the Partnership as of and for the fiscal year then ended, all of which shall be certified by the Partnership’s independent certified public accountant. Also, the Managing General Partner shall cause the Partnership to furnish to each Partner a report containing information with respect to the Partnership to be used in preparing the federal and state income fax returns of the Partners.

17. Bank Accounts.

Funds of the Partnership shall be used only for Partnership purposes and shall be deposited in such accounts in banks or other financial institutions as may be established from time to time by the Managing General Partner. Withdrawals shall be made by such persons as are designated from time to time by the Managing General Partner.

18. Admissions of Additional or Substituted Partners.

Notwithstanding anything to the contrary that may be expressed or implied in this Agreement, no person, shall be admitted into the Partnership as an additional or substituted General Partner or Limited Partner, including without limitation, any person or entity to whom Units are Transferred pursuant to Section 19, without the prior express written unanimous consent of the Managing General Partner, CPG-L Holdings and WCK-L Holdings, which consent may be granted or withheld in the sole discretion of any of the Managing General Partner, CPG-L Holdings or WCK-L Holdings for any reason or for no reason, and no additional or substitute General Partner (other than a person or entity to whom Units owned by the Managing General Partner are Transferred in connection with the foreclosure of a pledge of such Units), may be admitted without the prior express written consent of the holders of not less than 90% of the Units held by the Limited Partners. An assignee or other holder of a Partnership interest not admitted into the Partnership as an additional or substituted General Partner or Limited Partner shall have the rights only of an assignee.

19. Transfer of Units.

(a) General Limitation. No Units (which, for purposes hereof, shall include the economic interest in the Partnership represented by the Units held by a Partner, an assignee or other holder of a Partnership interest) may be Transferred (as herein defined), including a Transfer to the Partnership, except as specified in this Agreement Any purported Transfer of Units in violation of this Agreement shall be null and void and of no force and effect; provided, however, that in the case of Units held by any Partner or other party who is a party to or bound by a Securityholders Agreement governing his Units, except for the rights and obligations under Sections 19(d), (e) and (f), and the provisions of Section 18, the Transfer of such Units shall be governed to the extent specified in Securityholders Agreement, and not as specified in this Agreement, and no options or other rights or obligations, other than the rights and obligations under Sections 19(d), (e) and (f), shall be created by Section 19 of this Agreement with respect to such Units; provided further, that no person or entity (other than a Permitted Transferee, as defined in a Securityholders Agreement) to whom Units are Transferred by a Partner who is subject to a Securityholders Agreement shall have any of the rights set forth in Sections 19(d) or (f). Except as permitted pursuant to paragraph (c), the Managing General Partner shall not Transfer any Units, except in connection with a concurrent Transfer of substantially all other Units to a single purchaser or a related group of purchasers in a single transaction or a related series of transactions.

(b) Definitions.

(i) “Affiliate” as applied to any person or entity means any other person or entity which controls that person or entity, is under common control with that person or entity, or which is controlled by that person or entity; “Control” means the power, directly or indirectly, to direct or cause the direction of the management and policies of a person or entity through voting securities, contract or otherwise.

(ii) “Family” means a spouse or descendant or ancestor of a Partner, a spouse of such a descendant or ancestor, or a trustee of a trust primarily for the benefit of one or more of the foregoing and/or said Partner.

(iii) “Permitted Transferee” means a person to whom Units are Transferred pursuant to and in compliance with the provisions of subsection (c)(ii) below.

(iv) “Transfer” means any transfer, sale, assignment, pledge, encumbrance or other disposition, irrespective of whether any of the foregoing are effected voluntarily or involuntarily, by operation of law or otherwise, or whether inter vivos or upon death.

(c) Permitted Transfers. Anything contained in this Agreement to the contrary notwithstanding (except subsection (f) below, to which this subsection (c) is subject):

(i) Units may be Transferred with the prior approval of the Board of Directors of the Managing General Partner, and the Units so Transferred shall be subject to all restrictions on Transfer and all other agreements, provisions, terms and conditions which are contained in this Agreement, unless the Board of Directors of the Managing General Partner shall impose additional restrictions on such Units or waive any existing restrictions on such Units.

(ii) Units may be Transferred (A) by a Partner or his Permitted Transferee to any member of said Partner’s Family; (B) by a Permitted Transferee to a Partner who Transferred such Units to said Permitted Transferee; (C) to the personal representative of a Partner or Permitted Transferee who is deceased or adjudicated incompetent; (D) by the personal representative of a Partner or his Permitted Transferee who is deceased or adjudicated incompetent to any member of said Partner’s Family; or (E) upon termination of a trust which is a Permitted Transferee, by the trustee of such trust to the person or persons who, in accordance with the provisions of said trust, are entitled to receive the Units held in trust, provided, however, that any Transfer of Units to a spouse in contemplation of, or in connection with, a divorce settlement shall not be a Permitted Transfer for purposes of this Agreement. Notice of a Transfer proposed to be made under this Section 19(c)(ii) shall be given by the transferor to the Partnership at least fifteen (15) days prior to the proposed Transfer so that a determination can be made as to whether the requirements of subsection (g) below will be satisfied.

(iii) Units may be transferred by a Partner to the Partnership’s institutional lenders for collateral security purposes, and by the Partnership’s lender in foreclosure of its security interest in such Units;

(iv) a Partner which is a corporation or partnership may transfer Units to its stockholders or partners, as the case may be, and such stockholders or partners, as the case may be, may transfer such Units to the ultimate holders of equity interest in such stockholders or partners, as the case may be, or to a liquidating trust for their benefit.

(d) Take-Along Rights. Anything contained in this Agreement to the contrary notwithstanding, but subject to paragraph (g) hereof, any Partner, acting alone or in concert with other Partners, assignees or Permitted Transferees (collectively, the “Control Sellers”), shall propose to Transfer to a purchaser or related group of purchasers (other than a Partner or Partners, Permitted Transferees or then existing assignees or Affiliates of any of the foregoing), in a single transaction or related series of transactions, such number of Units as equals or exceeds fifteen percent (15%) of the then outstanding Units, each Partner, Permitted Transferee and assignee (exclusive of any Transferee, as herein defined) who is not a Control Seller shall have the right to require, as a condition to said Transfer, that the purchaser or purchasers purchase, on the same terms and conditions and at the same price per Unit as offered to the Control Sellers, that percentage of said Partners’, Permitted Transferees’ and/or assignees’ Units as equals the percentage of all Units owned by all Control Sellers in the aggregate which are included in the transaction and the number of Units to be sold by the Control Sellers shall be reduced accordingly.

(e) Drag-Along Rights. Anything contained in this Agreement to the contrary notwithstanding, if any Control Sellers shall propose to Transfer to a purchaser or related group of purchasers (other than a Partner or Partners, Permitted Transferees or then existing assignees or Affiliates of any of the foregoing), in a single transaction or related series of transactions, such number of Units as equals or exceeds fifty percent (50%) of the then outstanding Units, the Control Sellers shall have the right to require that all other Partners, Permitted Transferees, assignees and Transferees sell, on the same terms and conditions and at the same price per Unit as offered to the Control Sellers, that percentage of said Partners’ or Permitted Transferees’, Transferees’ and/or assignees’ Units as equals the percentage of all Units owned by all Control Sellers in the aggregate which are included in the transaction.

(f) Piggyback Registration.

(i) If, at any time, the Partnership determines to file with the SEC a registration statement covering any Units, the Partnership shall (at least twenty (20) days prior to the filing of such proposed registration statement) notify each Partner in writing of the proposed registration statement. If one or more of the Partners requests in writing, within twenty (20) days of the receipt of such notification from the Partnership, that the Partnership include in such registration statement any of such Partner’s Units, then, subject to the remaining provisions hereof, the Partnership will use its best efforts to include those Units in the registration statement and to have the registration statement declared effective. Each such request by a Partner shall specify the number of Units intended to be offered and sold by each such Partner, shall express each such Partner’s present intent to offer such Units for distribution, shall describe the nature or method of the proposed offer and sale thereof and shall contain the undertaking of each such Partner to provide all such information and materials and take all such action as may be requested in order to permit the Partnership to comply with all applicable requirements of the SEC and to obtain acceleration of the effective date of such registration statement. The Partnership, at its sole option, may elect to not proceed with the registration statement which is the subject of such notice. The obligations of the Partnership under this Section 19(f)(i) are subject to the limitations, conditions and qualifications set forth in Section 19(f)(ii) hereof.

(ii) The obligation of the Partnership to use its best efforts to cause Units to be registered under the Securities Act of 1933, as amended, pursuant to Section 19(f)(i) hereof, is subject to each of the following limitations, conditions and qualifications:

(A) the Partnership shall be entitled to reduce or eliminate entirely the Units of any such Partner to be included in such registration if, in the judgment of the managing underwriter(s) of a proposed public offering of the Partnership’s securities, inclusion of such Partner’s Units would materially and adversely affect the public offering of securities being sold by the Partnership and timely notice of such determination is given to such Partner. Notwithstanding the foregoing, the Partnership shall not be entitled to eliminate entirely the Units of any Partner and shall comply with the registration request pursuant to Section 19(f)(i) hereof if any other holders of Units of the Partnership participate in such public offering. If the number of such Partner’s Units are reduced as provided above, such number will only be reduced on a proportionate basis with all selling Partners;

(B) the Partnership shall use its best efforts to cause the registration statement to remain current (including the filing of necessary supplements or post-effective amendments) during the period commencing on the initial effective date of such registration statement and ending on the date on which such registration statement shall have remained effective for ninety (90) days;

(C) no Partner may participate in any underwritten registration hereunder unless such Partner (i) agrees to sell his or its Units on the basis provided in any underwriting arrangements approved by the Partnership and (ii) accurately completes in a timely manner and executes all questionnaires, powers of attorney, underwriting agreements, holdback agreements and other documents customarily required under the terms of such underwriting arrangements. No Partner may participate in any non-underwritten registration hereunder unless he complies with all applicable laws, in the reasonable opinion of counsel for the Partnership;

(D) whenever the Partnership is required by the provisions of this Section 19(f) to use its best efforts to register Units under the Act, the Partnership shall furnish to each participating Partner such number of copies of any prospectus (including any preliminary or summary prospectus) as such Partner may reasonably request in order to effect the offering and sale of the Units to be offered and sold by such Partner, but only while the Partnership is required under the provisions hereof to cause the registration statement to remain current;

(E) the Partnership’s obligations to use its best efforts to effect registration of Units for Partners shall include such qualification under applicable blue sky or other state securities laws as may be necessary to enable the Partners on whose behalf such registration is to be effected to offer and sell the Units which are the subject matter of their requests; provided, however, that the Partnership shall not be obligated to qualify as a foreign limited partnership to do business under the laws of any jurisdiction in which it is not then qualified or to file any general consent to service of process;

(F) all expenses incurred in connection with any registration or qualification pursuant to Section 19(f)(i), including, without limitation, all SEC registration fees, blue sky filing fees, printing expenses (excluding the printing of any agreements, memoranda or other documents pertaining solely to the sale of Units by Partners) and fees and disbursements of experts used by the Partnership in connection with such registration, shall, subject to requirements of any applicable regulatory agency, be borne by the Partnership. Each participating Partner shall bear the fees and disbursements of its own legal counsel, underwriting or brokerage discounts and commissions, and transfer taxes, on the sale of its Units; and

(G) the Partnership may require, as a condition to fulfilling its obligations under the registration provisions of Section 19(f)(ii), receipt of executed indemnification agreements in customary form the Partners whose Units are to be registered and the Partnership will furnish to the underwriter and the Partners whose Units are being sold executed indemnification agreements in customary form.

(g) Additional Limitations on Transfer. Any other provision contained elsewhere in this Agreement or any Securityholders Agreement to the contrary notwithstanding, a Transfer of Units shall not be valid or of any force or effect:

(i) if it would, or, in the judgment of the Managing General Partner, based upon the advice of counsel, may, result in a violation of any applicable federal or state securities laws or in the treatment of the Partnership as an association taxable as a corporation for income tax purposes, or

(ii) without the consent of the Managing General Partner, if a termination of the Partnership would result pursuant to section 708(b)(l)(B) of the Code;

(h) Restriction on Purchase. Any other provision contained (i) elsewhere in this Agreement, or (it) in any Securityholders Agreement to the contrary notwithstanding, the Partnership shall not have the right to exercise any option to purchase Units, to make any distribution or to purchase any of its Units under this Agreement, if the exercise of such option, the making of such distribution or the purchase of such Units would result in a violation of any covenant contained in, or a default under, any of the Partnership’s loan agreements.

20. Dissolution of the Partnership.

(a) The Partnership shall be dissolved on the occurrence of any of the following events:

(i) Upon the written agreement of the Managing General Partner and the Partners holding ninety percent (90%) or more of the Units outstanding;

(ii) Upon the sale or other disposition of substantially all of the property belonging to the Partnership, except that if such disposition involves the receipt by the Partnership of purchase money obligations, or is part of a so-called “sale-Ieaseback” transaction, the Partnership shall not dissolve;

(iii) Upon the merger of the Partnership in a transaction in which the Partnership is not the surviving entity;

(iv) Upon the occurrence of the expiration date of the term of the Partnership;

(v) Upon the withdrawal, dissolution, liquidation, adjudication as a bankrupt, termination, retirement, death or insanity (“Withdrawal”) of the last remaining General Partner unless, within ninety(90) days after such Withdrawal, all Partners agree in writing to continue the business of the Partnership and, if necessary, to appoint a substitute General Partner; provided, however, that the Managing General Partner shall have no right of Withdrawal; or

(vi) as otherwise provided by law.

(b) The assets of the Partnership on winding-up shall be applied first to the expenses of the winding-up, and thereafter all of the remaining assets of the Partnership shall be distributed in the following order:

(i) To creditors, including any Partner who is also creditor, in the order of priority as provided by law; and

(ii) To the Partners, in accordance with Section 6.

21. Investment Objectives.

(a) Each of the Partners acknowledges that the Partnership interest acquired by him has not been registered under federal or state securities laws. Each Partner warrants and represents that he or it will not sell or dispose of his or its Partnership interest except in compliance with applicable federal and state securities laws.

(b) Anything herein contained to the contrary notwithstanding, no Partner, substituted or additional Partner or assignee of a Partnership interest shall have the right to sell or otherwise dispose of his interest in the Partnership, or any portion thereof, including the right to receive any profits or distributions of the Partnership or any interest in its assets, until (i) such person shall supply to the Partnership a warranty and representation substantially in the form of Section 21(a) executed by the person or persons who shall receive such interest upon such sale or disposition and (ii) the Partnership shall, if it shall so desire, have received from its counsel an opinion that such proposed sale or disposition will not be in violation of federal or state securities laws.

22. Voting.

With respect to any matter requiring a vote of the Partners, a holder of Units shall have one vote per Unit; provided, however, that a holder of Units that is not a Partner (e.g., an assignee) shall not be entitled to vote.

23: Notices.

Notices to the Partnership shall be addressed:

(a)	If to the Partnership:

Liquid Container L.P.

1760 Hawthorne Lane

West Chicago, Illinois 60185

Attention: Bill Williams, President

With copies to:

Gallagher Enterprises LLC

370 Seventeenth Street

Suite 5600

Denver, Colorado 80202

Attention: Charles P. Gallagher

and

Mid Oaks Investments LLC

750 Lake Cook Road

Buffalo Grove, Illinois 60089

Attention: Wayne C. Kocourek

and

Greenberg Traurig, LLP

77 W. Wacker Drive

Suite 2400

Chicago, Illinois 60601

Attention: David W. Schoenberg, Esq.

(b) If to a Partner, to such Partner or his personal representative at his or their last address known to the Partnership as disclosed on the records of the Partnership.

All notices shall be in writing and shall be given, and deemed to have been duly served, if hand-delivered or sent by facsimile (if promptly confirmed by mail) or mailed postage prepaid, registered or certified, by United States mail, return receipt requested, addressed as aforesaid. Notices shall be deemed served, if hand-delivered, when delivered; if sent by facsimile, upon receipt; and if mailed, three (3) days after deposit in the mail. The Partnership or Partners at any time may change any address for notices by delivering or mailing, as prescribed in this Section, a notice announcing the change and setting forth the changed address.

24. Interpretation.

(a) The section or paragraph titles or captions contained in this Agreement are for convenience only and shall not be deemed a part of this Agreement.

(b) All pronouns shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons, firm or corporation may require in the context thereof.

(c) Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be unenforceable or invalid under applicable law, such provision shall be ineffective only to the extent of such unenforceability or invalidity, and the remaining provisions of this Agreement shall continue to be binding and in full force and effect.

(d) This Agreement may be amended by the Managing General Partner and the Partners holding ninety percent (90%) or more of the Units outstanding; provided, however, that no amendment which has, or will have, a material adverse effect upon a Partner shall be effective without the prior written approval of any such Partner. Notwithstanding the foregoing, (i) in the event the Managing General Partner sells or issues Additional Units pursuant to Section 5(b), this Agreement may be amended by the Managing General Partner (without the consent of the Partners) to reflect any changes in tills Agreement necessary or appropriate as a result of such sale or issuance; and (ii) the provisions of Section l(b) hereof may be amended from time to time without the consent of the Partners as provided therein.

(e) The failure of any party to insist, in one or more instances, on performance by the other in strict accordance with the terms and conditions of this Agreement shall not be deemed a waiver or relinquishment of any right granted hereunder or of the future performance of any such term or condition of this Agreement and no waiver shall be effective unless such waiver is contained in a writing signed by or on behalf of all parties. The remedies in this Agreement are cumulative and are not exclusive of any other remedies provided by law.

(f) This instrument contains the entire agreement of the parties with respect to the subject matter hereof and supersedes all prior agreements, promises, negotiations or representations with respect to the subject matter hereof not expressly set forth in this Agreement.

(g) This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, personal representatives, successors and, only to the extent permitted herein, assigns.

(h) This Agreement shall be governed by the laws of the State of Delaware, including the provisions of the Act.

(i) This Agreement may be executed in multiple counterparts. Each of such counterparts shall for all purposes be deemed to be an original and all shall together constitute a single instrument.

(j) Any reference herein to a “purchase” by the Partnership of Units or other partnership interests in the Partnership is for convenience of expression only, such “purchase” being instead a distribution by the Partnership with respect to partnership interests, and Units or other partnership interests so “purchased” by the Partnership shall not thereafter be considered property, except for computational purposes as provided herein.

25. Trustee Exculpation. Anything to the contrary herein contained notwithstanding, this Agreement has been executed by each trustee identified on the signature page of this Agreement, not personally, but solely as trustee, as aforesaid, in the exercise of the power and authority conferred upon and vested in him, as such trustee, and it is expressly understood and agreed that nothing herein shall be construed as creating any liability in such trustee, personally, to perform any covenant either express or implied herein contained, all such liability, if any, being expressly waived by the other Partners, and by every person now or hereafter claiming any right hereunder, and that so far as such trustee and his successor(s), personally, are concerned, every other person now or hereafter claiming any right hereunder shall look solely to the trust assets from time to time held by such trustee, for the performance of such covenants.

26. Effective Dates. This Agreement is effective as of January 1, 2003, except that the part thereof consisting of the First Amendment is effective as of January 2, 2004.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

General Partners:

LIQUID CONTAINER INC.		CPG-L HOLDINGS, INC.

By:	/s/ Billy W. Williams	By:	/s/ Charles P. Gallagher
	President		President

WCK-L HOLDINGS, INC.

By:	/s/ Wayne Kocourek
President

Limited Partners:

/s/ Michael A. Kocourek
Michael A. Kocourek, as Trustee Of the Michael A. Kocourek Grantor Trust dated 10/29/92

/s/ Pamela A. Kocourek	/s/ Francisco Gonzalez
Pamela A. Kocourek, as Trustee Of the Pamela A. Kocourek Grantor Trust dated 10/29/92	Francisco Gonzalez

RUSSELL J. KILLION 2000 IRREVOCABLE TRUST	/s/ Kenneth Celic
Kenneth Celic

By:	/s/ Russell J. Killion	RUSSELL J. KELLION 2000
	Trustee	DECLARATION OF TRUST

		By:	/s/ Russell J. Killion
Trustee

/s/ David H. Randall	/s/ Jon M. Burns
David H. Randall	Jon M. Burns

/s/ William H. Ehmer		WOODMONT PARTNERS, L.P.
William H. Ehmer

		By:	/s/ Elaine M. Williams
General partner

GALLAGHER ENTERPRISES LLC		MID OAKS INVESTMENTS LLC

By:	/s/ Charles P. Gallagher	By:	/s/ Wayne Kocourek
	CEO and Manager		CEO and Manager

EXHIBIT A

LIST OF PARTNERS

	Capital Contribution	Units
General Partners
Liquid Container Inc.	$94,200	10,000.00
CPG-L Holdings, Inc.	$56,520	6,000.00
WCK-L Holdings, Inc.	$94,200	10,000.00
Limited Partners
Michael A. Kocourek, as Trustee of the Michael A. Kocourek Grantor Trust dated 10/29/92	$94,200	10,000.00
Pamela A. Kocourek, as Trustee of the Pamela A. Kocourek Trust dated 10/29/92	$94,200	10,000.00
Francisco Gonzales	$188,400	20,000.00
Russell J. Killion 2000 Irrevocable Trust	$37,680	4,000.00
Russell J. Killion 2000 Declaration of Trust	$150,720	16,000.00
Kenneth Celic	$94,200	10,000.00
Woodmont Partners, L.P.	$847,900	90,000.00
David H. Randall	$822,648.90	18,773.71
Jon M. Burns	$50,816.85	5,394.57
William H. Ehmer	$32,338.11	3,432.92
Gallagher Enterprises, LLC	$3,266,912.33	346,805.98
Mid Oaks Investments, LLC	$2,985,805.12	316,964.45